

RMS

Securities and Exchange SI
MAR 1 2017
RECEIVED

17017786

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 69455

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-16 AND ENDING 12-31-16
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CRAFT CAPital Management LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

377 Oak Street Suite 402
(No. and Street)

GARDEN CITY NY 11530
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dipietto CPA
(Name – *if individual, state last, first, middle name*)

1981 Marcus Ave Lake Success NY 11042
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Stephen Kiront, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Craft Capital Management LLC, as of February 27, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

CCO

Title



Notary Public

Tom G. Atcle

VATA: NASSAU COUNTY
EXP: 6/23/2018
NO: 02A 1630 6523



This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Craft Capital Management
Index
December 31, 2016

Craft Capital Management LLC
Statement of Financial Condition
Pursuant to Rule 17a-5 Under the Securities Exchange Act of 1934
December 31, 2016


DEPIETTO CPA
Accounting • Tax • Advisory

1981 Marcus Ave.Ste C110
Lake Success, NY 11042
T. 516.326.9200 F. 516.326.1100

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Craft Capital Management LLC

We have audited the accompanying statement of financial condition of Craft Capital Management LLC as of December 31, 2016, and the related notes to the financial statements. This financial statement is the responsibility of Craft Capital Management LLC's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Craft Capital Management LLC. as of December 31, 2016, in accordance with accounting principles generally accepted in the United States of America.

DePietto CPA PC

DePietto CPA, PC
Lake Success, NY
February 27, 2017

Craft Capital Management
Statement of Financial Condition
December 31, 2016

ASSETS		
Cash and cash equivalents	$	100,667
Receivable from clearing organization		58,193
Deposits with clearing organization		50,000
Prepaid expenses		14,530
TOTAL ASSETS	**$**	**223,390**
LIABILITIES & EQUITY		
Liabilities		
Accounts Payable and accrued expenses	$	78,467
Total Liabilities		**78,467**
Total Member's Equity		144,923
TOTAL LIABILITIES & EQUITY	**$**	**223,390**

The accompanying notes are an integral part of these financial statements.

Craft Capital Management
Notes to Statement of Financial Condition
December 31, 2016
Amounts in US Dollars

1. Organization

Craft Capital Management LLC (the "Company") was formed as a Limited Liability Company in New York on October 3, 2013. The Company is a registered broker-dealer and is a member of the Financial Industry Regulatory Authority ("FINRA") and is duly registered as a broker-dealer with participating NASAA State administrators in 35 states. The Company is a designated Municipal Broker by the Municipal Securities Rulemaking Board ("MSRB") and is a member of the Securities Investor Protection Corporation ("SIPC").

The Company is primarily engaged in retail activities. It also engages in institutional sales.

All of the Company's executable trades are cleared through its clearing agent.

The Company is exempt from SEC Rule 15c3-3(k)(2)(ii) of the Customer Protection Rule. In connection with its activities as a broker/dealer, the Company is an introducing firm and does not hold customer funds or securities.

2. Significant Accounting Policies

Basis of Financial Statement Presentation

The statement of financial condition of the Company have been prepared in conformity with accounting principles generally accepted in the United States of America ("US GAAP").

In preparing the statement of financial condition, management is required to make estimates and assumptions that affect the amounts reported in the statement of financial condition. Actual results will differ from such estimates and such differences may be material to the statement of financial condition.

Cash and Cash Equivalents

Cash and cash equivalents are comprised of highly liquid investments, including deposits in banks with original maturities of three months or less.

Receivables from Clearing Broker

Receivables from clearing broker on the statement of financial condition consist of commissions earned by the Company that are held with the clearing broker.

Income Taxes

The Company is a Limited Liability Company. All income and losses are passed through to the member be included on its income tax return. The Company is considered a disregarded entity and is thus not subject to federal, state or local income taxes.

Fair Value of Financial Instruments

The Company estimates that the fair value of financial instruments recognized on the statement of financial condition approximates their carrying value, as such financial instruments are short term in nature. Other assets and liabilities with short and intermediate-term maturities and defined settlement amounts, including receivables, payables and accrued expenses are reported at their contractual amounts, with approximate fair value.

3. Financial Instruments

The Company's financial instruments are measured and reported on a fair value basis. The ASC defines fair value and establishes a framework for measuring fair value, as well as a fair value hierarchy based on inputs used to measure fair value.

This hierarchy requires the Company to use observable market data, when available, and to minimize the use of the Company's financial instruments are measured and reported on a fair value basis. The ASC unobservable inputs when determining fair value.

Fair Value Hierarchy

Financial assets and liabilities are classified based on inputs used to establish fair value as follows:

> Level 1: Valuation inputs are unadjusted quoted market prices for identical assets or liabilities in active markets;
>
> Level 2: Valuation inputs are quoted prices for identical assets or liabilities in markets that are not active, quoted market prices for similar assets and liabilities in active markets and other valuation techniques utilizing observable inputs directly or indirectly related to the asset or liability being measured;

Level 3: Valuation techniques utilize inputs that are observable and significant to the fair value measurement.

At December 31, 2016, the Company did not own any financial assets or liabilities other than cash and cash equivalents and other assets and liabilities with no inventory issues of short and intermediate term maturities and/or defined settlement amounts in the normal course pf trade. The carrying amounts of cash and other assets and liabilities with stipulated earned defined settlement amounts are reported at their contractual amounts, which approximates fair value acceptable as an industry standard.

4. **Deposit with Clearing Broker**

The Company maintains cash deposited with the clearing firm pursuant to a fully disclosed clearing agreement ("Clearing Agreement") which is meant to assure the Company's performance, including but not limited to the indemnification obligations specified in the Clearing Agreement. At December 31, 2016, the Company had $50,000 deposited with the clearing firm. The deposit does not represent an ownership interest in the clearing firm.

5. **Concentration of Risk**

The Company maintains its cash with major financial institutions, which at times may exceed the FDIC limit. The Company has not experienced any losses in such accounts. The Company is also exposed to credit risk as it relates to its securities business. The responsibility for processing customer activity rests with the clearing firm. The Company's Clearing Agreement with the clearing firm provides that the clearing firm's credit losses relating to unsecured debits or unsecured short positions of the Company's customers are charged back to the Company.

The Company, in conjunction with the clearing firm, controls off-balance sheet risk by monitoring the market value and marking securities to market on a daily basis and by requiring adjustments of collateral levels. The clearing firm establishes margin requirements and overall credit limits for such activities and monitors compliance with the applicable limits and industry regulations on a daily basis.

Amounts in US Dollars

6. Related-Party Transactions

The wholly-owned Company entered into an expense sharing administrative services agreement with from which it receives the benefit of certain facilities and services paid for by its Parent, Craft Asset Holdings ("CAH"). The Company is allocated certain overhead expenses including rent, telephone, office supplies, utilities and computer expense based on a set percentage.

Compensation expenses are allocated to the Company from based on a set percentage for each shared employee.

As of December 31, 2016, the Company has a liability of $37,501 due to CAH for expenses paid for by on behalf of the Company. Subsequent to the balance sheet date, on January 6, 2017 and January 12, 2017 $25,000 and $12,500 respectively were paid to CAH.

7. Net Capital Requirements

The Company is subject to SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of a minimum net capital, as defined, equal to the greater of $50,000 or 12.5% of aggregate indebtedness. At December 31, 2016, the Company had a net capital of $130,393 which was $80,393 in excess of its required net capital of $50,000. The Company's ratio of aggregate indebtedness to net capital was .60 to 1.

The Company is exempt for the provision of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to Paragraph (k)(2)(ii). As an introducing broker, the Company clears customer transactions on a fully disclosed basis with the clearing firm and promptly transmits all customer funds and securities to the clearing firm. The clearing firm carries all of the accounts of such customers and maintains and preserves such books and records.

8. Subsequent Events

The Company returned capital to CAH of $40,000, $10,000 and $24,000 on January 12, 2017, January 13, 2017 and February 13, 2017 respectively.